

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

September 29, 2016

Richard S. Chernicoff
Chief Executive Officer
Great Elm Capital Group, Inc.
200 Clarendon Street, 51st Floor
Boston, MA 02116

> **Re:** **Great Elm Capital Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 28, 2016**
> **File No. 333-213620**

Dear Mr. Chernicoff:

We have reviewed your amended registration statement and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have omitted certain information throughout the prospectus, such as the number of shares of common stock issuable per subscription right, the record date, the expiration date of the rights offering, and the identity of the dealer managers and information agent. Please advise us as to the basis for omitting this information from the prospectus prior to the effectiveness of the registration statement.

2. We note that the shares registered under this offering will be priced using a formula that contains an undisclosed future date. As such, it appears that you are potentially conducting an "at the market" offering. Please tell us, under your pricing formula, whether the date set for pricing will occur before or after the effective date of the registration statement. If the fixed date will occur after the effectiveness of the registration statement, please provide us with your analysis as to whether the offering

would constitute an "at the market offering" as the term is used in Rule 415. If you conclude that is does constitute such an offering, provide your analysis as to why you are eligible to make such an offering.

3. Please tell us whether you intend to file the exhibits, including the Backstop Investment Agreement and any agreements with your dealer managers, prior to the effectiveness of the registration statement. If not, please provide the basis for not filing these agreements.

4. We note that you incorporate by reference your periodic and current reports but they are not available on your website as required by General Instruction VII.F of Form S-1. Please tell us why you believe you are eligible to incorporate by reference.

You may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3453, with any questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: Michael J. Mies, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP